VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

04024585

14 April 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

S Driscoll
Corporate Administrator

dlw 4/28

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

1 March 2004

On Market Buy-Back of A Class Preference Shares

As announced on 27 February 2004, the Company confirms that, following the dismissal of the Company's appeal by the Court of Appeal of the Supreme Court of Victoria, it will not proceed any further with the two schemes of arrangement, to buy-back all of the A Class Preference Shares, put to shareholders in November 2003 and January 2004 respectively.

As foreshadowed in Friday's announcement, the Board has met over the weekend to review the Court's decision and consider the Company's options with regard to the reorganisation of its capital structure.

The Board is conscious that many preference shareholders continue to support a buy-back of their preference shares. The Board also believes that it is in the interests of shareholders to continue to seek to reorganise the Company's capital structure by way of a buy-back of preference shares and as a priority to other commitments.

As a result, the Directors have approved the Company undertaking an on-market buy-back of up to 110,000,000 A Class Preference Shares and have set aside up to approximately $100m for that purpose.

The buy-back funding will be sourced utilising funds previously allocated for the up-front payment and 1st year's interest for the proposed schemes of arrangement.

In the Company's view, this on-market buy-back will provide an opportunity for some of those preference shareholders who wish to exit the share register to do so. Preference Shareholders who wish to stay with the Company long term and share in any capital growth may obviously do so.

In addition, the Company will review options for new debt facilities and/or the sale of non-core assets to provide additional capacity to possibly make further on-market buy-backs of preference shares having regard to market and trading conditions when completed.

Appendix 3C in respect of the on-market buy-back is attached.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
VILLAGE ROADSHOW LIMITED	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A CLASS PREFERENCE SHARES
3	Voting rights *(eg, one for one)*	NON-VOTING
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	FULLY PAID
5	Number of shares in the +class on issue	250,215,147
6	Whether shareholder approval is required for buy-back	NO
7	Reason for buy-back	AS ADVISED IN THE ANNOUNCEMENT TO ASX ON 1 MARCH 2004.

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	NONE, OTHER THAN AS SET OUT IN 7 ABOVE AND PREVIOUSLY DISCLOSED TO THE MARKET

On-market buy-back

9	Name of broker who will act on the company's behalf	UBS WARBURG and MERRILL LYNCH
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	THE MAXIMUM NUMBER OF SHARES IS 110,000,000 A CLASS PREFERENCE SHARES
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	THE COMPANY INTENDS THAT THE BUY-BACK BE OF UNLIMITED DURATION
13	If the company intends to buy back shares if conditions are met - those conditions	NOT APPLICABLE

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is ~~not contained in,~~ or attached to, this form.

Sign here: .... Date: 1 March 2004
(~~Director~~/Company secretary)

Print name: S.L. Driscoll – Co-Company Secretary

== == == == ==

ASIC registered agent number	
lodging party or agent name	
office, level, building name or PO Box no	
street number & name	
suburb/city	state/territory postcode
telephone	( )
facsimile	( )
DX number	suburb/city
Ref	

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **281**

Notice of

intention to carry out a share buy-back

Corporations Act 2001
257F(2)(b)

Company name VILLAGE RAODSHOW LIMITED

A.C.N. 43 010 672 054

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
Employee share scheme within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ Employee share scheme over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ On market within 10/12 limit	period of buy back / / to / / UNLIMITED (SEE ASX ANNOUNCEMENT 1/3/04)	always required
☐ On market over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ Equal access buy back within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ Equal access buy back over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
Selective buy back	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   - the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   - in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s.257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   - if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   - if it is not - the agreement is entered into (s.257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s.249A, an estimated last date for signing the circular can be inserted

Signature

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name SHAUN DRISCOLL capacity SECRETARY

sign here date 01 / 03 / 04

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.

Include
- The time actually spent reading the instructions, working on the question and obtaining the information.
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: *Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in* subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of 'minimum holding buy-back', 'employee share scheme buy-back' and 'selective buy-back'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy-back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- *in the case of an equal access or selective buy back, if the company lodges the documents referred to in S.257E less than 14 days before the* relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S.257F).

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

3 March 2004

SCHEME OF ARRANGEMENT COSTS

Village Roadshow Limited advises that, over the course of presenting two Schemes of Arrangement to shareholders, significant costs have been incurred relating to legal fees, share registry, meeting expenses, investor relations, printing, stationery and postage as well as takeover panel hearing and general corporate advice.

Had the Scheme of Arrangement been successfully completed, these costs would have been capitalised.

As the Company has announced that it will not be proceeding with either of the Schemes of Arrangement, approximately A$4 million in costs will be now expensed to the Profit & Loss Account in the March quarter.

In the Scheme Booklet for the 2nd Scheme dated 12 December 2003, the Company disclosed a budgeted Net Profit after Tax and Significant items for the year ending 30 June 2004 of A$56.1 million.

The Company recently reiterated it was on track to achieve a result in line with this budget, however, this should now be adjusted in light of the expensing of the costs referred to above.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC. 3000, Box 1411M, GPO Melbourne, VIC. 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD. 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC. 3141, PO Box 2275, Prahran, VIC. 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

12 March 2004

SALE OF INTEREST IN VAL MORGAN

Village Roadshow Limited advises that today its wholly owned subsidiary, Village Cinemas Australia Pty Ltd, has concluded an agreement to sell its one-third interest in Val Morgan to Hoyts Advertising.

The Company's one-third interest in Val Morgan was acquired in December 2002. On acquisition of Val Morgan, undertakings were given to the Australian Competition and Consumer Commission that at least two of the three acquiring exhibitors would divest their interest in Val Morgan within an 18 month period. Other shareholders in Val Morgan were Hoyts Multi-plex Cinemas and The Greater Union Organisation.

The consideration for the sale of the Company's one-third interest in Val Morgan is $6m plus working capital. A further consideration of $7m will be payable on 1 June 2008 in the event certain conditions subsequent are met. This further amount may be reduced or eliminated if those conditions are not met. This balance of $7m will be recognised as a contingent asset and only booked to the accounts when there is more certainty that the conditions subsequent will be met.

As a result of the sale, the Company will report a profit of approx $2.8m before tax based on the immediate consideration value. This profit, however, will be offset by attributable taxation, Val Morgan's reduced equity profit contribution to the exhibition division in the remaining third of the year and an additional provision for closure costs relating to the Company's exhibition circuit in Germany. The overall net effect for the financial year on the exhibition division and on VRL will be minor.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

19 March, 2004

VILLAGE ROADSHOW PICTURES (USA) INC.

In the Scheme Booklet dated 12 December, 2003, Village Roadshow Ltd ("VRL") disclosed that a subsidiary of VRL, Village Roadshow Pictures (USA) Inc ("VRP USA") had a judgement issued against it for approximately US$32 million. Following the original judgement being confirmed by the Court of Appeal in California, VRP USA appealed to the Supreme Court of California.

VRL has been advised that the Supreme Court of California has rejected VRP USA's application for leave to appeal this judgement.

As stated in the Scheme Booklet, VRL believes that the Supreme Court of California's decision will have no material effect on VRL's financial position. VRL has also been sued by the same plaintiffs - liability is not admitted and VRL is defending the matter. VRL believes that the potential losses, if any, arising from this claim are not able to be reliably measured and are not likely to be material.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC. 3000. Box 1411M, GPO Melbourne, VIC. 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD. 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC. 3141. PO Box 2275, Prahran, VIC. 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

23 March 2004

Progress of on-market buy-back of Preference shares

Village Roadshow Limited announced that it had today completed a large part of the on-market buy-back of A Class preference shares announced to the Australian Stock Exchange on 1 March 2004.

Through its brokers the Company has acquired 63,713,069 preference shares at an average price of $1.1499 per share for approximately $73.3m. Accordingly $26.7m of the $100m set aside for the buy-back remains available under that 1 March 2004 notice.

Details of the purchase will be announced to the market in the Daily Share Buy-back Notice Appendix 3E prior to the commencement of trading tomorrow morning.

For further information contact: Mr. Peter Foo
Finance Director
Telephone (613) 9667 6696

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	1 March 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		63,713,069
4	Total consideration paid or payable for the shares		$73,341,354.42

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: $1.15 lowest price paid: $1.12 highest price allowed under rule 7.33: $1.1529

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	46,286,931

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 March 2004
Company Secretary

Print name: Shaun L Driscoll
== == == == ==

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	1 March 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	63,713,069	2,550,000
4	Total consideration paid or payable for the shares	$73,341,354.42	$2,935,725.76

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $1.15 date: 23 March 2004 lowest price paid: $1.12 date: 23 March 2004	highest price paid: $1.15 lowest price paid: $1.15 highest price allowed under rule 7.33: $1.1655

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	43,736,931

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not ~~contained in,~~ or attached to, this form.

Sign here: .... Date: 25 March 2004
Company Secretary

Print name: Shaun L Driscoll

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

26 March 2004

Preference share buy-back

Further to Village Roadshow Limited's preference share buy-back announcement of 1 March 2004, the Company confirms that it has today advised the Australian Stock Exchange that the buy-back has been completed.

Appendices 3E and 3F accompany this announcement.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	1 March 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	66,263,069	23,823,045
4	Total consideration paid or payable for the shares	$76,277,080.17	$27,642,426.70

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $1.15 date: 24 March 2004 lowest price paid: $1.12 date: 23 March 2004	highest price paid: $1.16 lowest price paid: $1.13 highest price allowed under rule 7.33: $1.1781

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26 March 2004
Company Secretary

Print name: Shaun L Driscoll

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On Market

Details of all shares bought back

2	Number of shares bought back	90,086,114 A Class Preference Shares.
3	Total consideration paid or payable for the shares	$103,919,506.87
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $1.16 date: 25 March 2004 lowest price: $1.12 date: 23 March 2004

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26 March 2004.
Company Secretary

Print name: Shaun L Driscoll

+ See chapter 19 for defined terms.

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

VILLAGE ROADSHOW LIMITED

ACN/ ABN

010 670 054

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
[ ] Proprietary company	✓	✓	Not required	✓
Public company				
[ ] if in response to the Annual company statement	✓	✓	Not required	✓
[ ] if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
[ ] Proprietary company	✓	Not required	✓	✓
Public company				
[ ] if in response to the Annual company statement	✓	Not required	✓	✓
[x] if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
[ ] Proprietary company	Not required	Not required	Not required	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	Not required	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
[ ] Proprietary company	✓	Not required	Not required	✓
Public company				
[ ] if in response to the Annual company statement	✓	Not required	Not required	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
[ ] Proprietary company	Not required	Not required	Not required	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	Not required	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ No (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
APRF	90,086,114	$103,919,506.87

Earliest date of change

Please indicate the earliest date that any of the above changes occured

31/03/04
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

S L DRISCOLL

Capacity

[ ] Director

[x] Company secretary

Signature

Date signed

31/03/04
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[ ] ASIC registered agent above

[x] Name of lodging party

R COSENTINO

Office, unit, level, or PO Box number

Street number and Street name

206 BOURKE STREET

Suburb/City: MELBOURNE
State/Territory: VIC

Postcode: 3000
Country (if not Australia)

DX Number
DX City/suburb

Telephone Number

03 9667 6534

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

31 March 2004

VILLAGE TO CONSIDER FURTHER ON-MARKET BUY-BACK OF A CLASS PREFERENCE SHARES

As announced on 26 March 2004, Village Roadshow Limited has completed its on-market buy-back of A Class preference shares, announced on 1 March 2004. Under that buy-back, Village Roadshow bought back 90,086,114 preference shares.

Following completion of the buy-back which was fully completed in only 3 trading days, it would appear that there still remains a number of shareholders wishing to dispose of their preference shares.

The reconstruction of Village Roadshow's capital still remains a priority. Accordingly, the Board of Village Roadshow will immediately assess whether to investigate a further on-market buy-back of up to a further 60,000,000 A Class preference shares.

To fund this initiative the Company will need to discuss and agree with its bankers the provision of funding in light of other obligations and also is investigating and assessing the timing of the sale of non-core assets.

In addition, Village Roadshow will also explore the possibility of re-engineering its investment in the production division, Village Roadshow Pictures ("VRP"). This may be by way of debt, mezzanine equity or strategic partnership. The production division continues to provide exciting growth opportunities for the Company, it is the Board's view that re-engineering on an appropriate basis will broaden and strengthen Village Roadshow Pictures and create a more secure base from which to grow. In 2004, VRP will release five films (including *Catwoman* and *Ocean's Twelve*) and, if possible, VRP intends to step up production in 2005 and 2006 with eight releases in each year including the possibility of carefully selected bigger budget films.